The information in this prospectus supplement is not complete and may be changed. We may not complete the exchange offer and issue theses securities until the amendment to the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 20, 2005

Prospectus Supplement
(To prospectus dated September 2, 2005)	Registration Statement No. 333-126772

SPACEHAB, Incorporated

Supplement to

Offer to Exchange and Consent Solicitation

in Respect of 5.5% Senior Convertible Notes due 2010

for

Any and All Outstanding 8% Convertible Subordinated Notes due 2007

($63,250,000 in principal amount outstanding)

This prospectus supplement relates to the prospectus dated September 2, 2005, relating to the offer to exchange and consent solicitation of up to $63,250,000 of our outstanding 8% Convertible Subordinated Notes due 2007 for an equal aggregate principal amount of 5.5% Senior Convertible Notes due 2010. We have amended the terms of the notes being offered to fix the conversion price at $1.50.

Except as described herein, all other terms of the exchange offer and consent solicitation, and the exchange notes remain the same.

Extension of the Exchange Offer and Consent Solicitation. The exchange offer and consent solicitation will now expire at 5:00 p.m., New York City time, on November 16, 2005, unless further extended. At the close of business on October 19, 2005, holders had tendered and not withdrawn $43,656,000 aggregate principal amount of outstanding notes, which represents approximately 69.0% of the outstanding notes.

Conditions. Additionally, we have revised the exchange offer and consent solicitation to reduce the minimum of aggregate principal amount of outstanding notes that need to be tendered and not withdrawn by holders prior to the expiration of the exchange from $60,087,500 to $50,600,000.

This prospectus supplement amends, modifies and supercedes certain information included in the original prospectus to reflect the change in minimum condition, a change in the conversion price and procedures, a change in the target price that triggers mandatory conversion, the addition of a covenant placing restrictions on the sale of and the placement of liens on Astrotech Space Operations, Inc., Astrotech Florida Holdings, Inc. and their respective assets, and the change to the expiration date. This prospectus supplement should be read in conjunction with the original prospectus.

The Exchange Notes

Conversion. The exchange notes are convertible into our common stock at a conversion price of $1.50 per share. The exchange notes will be automatically converted into shares of our common stock at a conversion price of $1.50 per share if the closing price of our common stock exceeds $1.95 per share for 20 consecutive trading days at any time prior to the maturity date of the exchange notes.

Covenants. The new indenture for the exchange notes will contain an additional covenant restricting our ability to sell or place liens upon Astrotech Space Operations, Inc., Astrotech Florida Holdings, Inc. and their respective assets.

See “Risk Factors” beginning on page 5 of the prospectus supplement for a discussion of certain risks that have been amended and that you should consider before participating in the exchange offer and consent solicitation.

If you have already tendered your outstanding notes pursuant to the exchange offer and consent solicitation and have not withdrawn such notes, you do not need to take any further action to participate in the exchange. If you wish to tender your outstanding notes, but have not yet done so, you should follow the instructions included in the letter of transmittal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October     , 2005

THE EXCHANGE OFFER AND CONSENT SOLICITATION

Amended Terms of the Exchange Offer and Consent Solicitation

The discussion set forth in the original prospectus regarding the terms of the exchange offer is hereby modified, amended and supplemented as follows:

Conditions

The exchange offer and consent solicitation is subject to various conditions, including that at least $50,600,000 in aggregate principal amount of outstanding notes be validly tendered and not withdrawn by the holders at the expiration date of the exchange offer.

Expiration Date; Extensions; Amendments

The term “expiration date” shall mean 5:00 p.m., New York City time, on November 16, 2005, unless we, in our sole discretion, extend the exchange offer and consent solicitation, in which case the term “expiration date” shall mean the latest date to which the exchange offer and consent solicitation is extended.

Procedures for Tendering

If you have already tendered your outstanding notes pursuant to the exchange offer and consent solicitation and have not withdrawn, and do not wish to withdraw, such notes, you do not need to take any further action to participate in the exchange. If you wish to tender your outstanding notes, but have not yet done so, you should follow the instructions included in the letter of transmittal, a new copy of which has been provided for convenience.

Withdrawal of Tenders

As a result of the extension of the exchange offer and consent solicitation, and except as otherwise provided in the prospectus or this prospectus supplement, tenders of outstanding notes may be withdrawn prior to 5:00 p.m., New York City time, on November 16, 2005.

DESCRIPTION OF THE EXCHANGE NOTES

Amended Terms of the Exchange Notes

The discussion set forth in the original prospectus regarding the terms of the exchange notes is hereby modified, amended and supplemented as follows:

Conversion Rights

Optional Conversion

Subject to the satisfaction of the conditions described under “Description of the Exchange Notes–Conversion Rights–Conversion Procedures” of the prospectus and subject to the conditions described under “Description of the Exchange Notes–Conversion Rights–General” of the prospectus, holders will be able to convert their exchange notes into our common stock at their option at a conversion price of $1.50 per share, which is equivalent to a conversion rate of approximately 667 shares for each $1,000 principal amount of exchange notes converted.

In addition to the other requirements for conversion, the exchange notes may only be converted at the option of the holders if the closing sale price of our common stock on the trading day immediately preceding the date of notice of conversion equals or exceeds $1.50, the conversion price of the exchange notes.

Mandatory Conversion

We will automatically convert all of the exchange notes at the conversion price of $1.50, as such price may be adjusted as described in “Description of the Exchange Notes–Conversion Rights–Adjustments to Conversion Price” of the prospectus, at any time on or prior to maturity if the closing sale price of our common stock has exceeded $1.95, or 130% of the conversion price of $1.50, as such price may be adjusted, for at least 20 consecutive trading days.

Certain Covenants

Limitation on Disposition of Astrotech Assets

If we or any of our Subsidiaries engage in an Astrotech Sale, then we shall apply all of the Net Cash Proceeds therefrom within 90 days of such Astrotech Sale as follows:

(A) first, to repay or repurchase Senior Secured Indebtedness secured by the Property that was disposed in such Astrotech Sale, provided that the related loan commitment is thereby permanently reduced by such amount of Senior Secured Indebtedness repaid or repurchased,

(B) second, to repay or repurchase the Indebtedness under the Credit Agreement, provided that the related loan commitment is thereby permanently reduced by such amount of Indebtedness under the Credit Agreement repaid or repurchased by this covenant, and

(C) third, to redeem outstanding exchange notes in cash at the redemption price then in effect.

We and our Subsidiaries shall not engage in any Astrotech Sale unless (a) 100% of the consideration received in connection with such disposition consists of cash or Cash Equivalents and the assumption of Senior Secured Indebtedness of an Astrotech Subsidiary (provided that the amount of any Senior Secured Indebtedness of such Astrotech Subsidiary that is expressly assumed by a transferee in an Astrotech Sale is unconditionally released by the holder of such Senior Secured Indebtedness and shall be deemed to constitute repayment for the purposes of the preceding paragraph and shall also be deemed a permanent reduction in the amount of such Senior Secured Indebtedness).

Notwithstanding the foregoing, all Net Cash Proceeds from an Event of Loss (other than the proceeds of any business interruption insurance) shall be used within 365 days of receipt of such Net Cash Proceeds as follows:

(1) first, to repay or repurchase Senior Secured Indebtedness secured by the Property that was disposed in such Event of Loss, provided that the related loan commitment is thereby permanently reduced by such amount of Senior Secured Indebtedness repaid or repurchased by this covenant, and

(2) second, to make: (i) capital expenditures or (ii) investments in assets and property (other than notes, bonds, obligations and securities) which in the good faith reasonable judgment of our Board of Directors will immediately constitute or be a part of or useful in a Related Business immediately following such transaction, and

(3) third, to repay or repurchase the Indebtedness under the Credit Agreement, provided that the related loan commitment is thereby permanently reduced by such amount of Indebtedness under the Credit Agreement repaid or repurchased by this covenant, and

(4) fourth, to redeem exchange notes as described in clause (C) above.

This covenant will terminate when $1,000,000 aggregate principal amount or less of our 8% convertible subordinated notes due 2007 is outstanding.

This covenant may be amended and waived with the consent of a majority in principal amount of the outstanding exchange notes.

Limitation of Liens on Astrotech Assets

Neither we nor any of our Subsidiaries will create, assume or permit to exist any Lien, except Permitted Liens, upon (a) any Capital Stock of an Astrotech Subsidiary held by us or any of our Subsidiaries or (b) any of the Property of the Astrotech Subsidiaries. The foregoing covenant shall not apply to any Lien securing Acquired Indebtedness, provided that any such Liens extend only to the Properties that were subject to such Lien prior to the related acquisition by us or our Subsidiaries and was not created, incurred or assumed in contemplation of such transaction.

This covenant will terminate when $1,000,000 aggregate principal amount or less of our 8% convertible subordinated notes due 2007 is outstanding.

This covenant may be amended and waived with the consent of a majority in principal amount of the outstanding exchange notes.

Certain Definitions

“Astrotech Subsidiaries” means Astrotech Space Operations, Inc., a Delaware corporation, and Astrotech Florida Holdings, Inc., a Florida corporation. Individually, each shall be an “Astrotech Subsidiary.”

“Astrotech Property” means any real property, including improvements and fixtures thereon, owned or leased by an Astrotech Subsidiary as of the Issue Date.

“Astrotech Sale” means any sale, issuance, assignment, conveyance, transfer, lease, sale-leaseback, dividend or other disposition to any person (including, without limitation, by way of merger or consolidation), directly or indirectly, in one or a series of related transactions, of (a) any Capital Stock of an Astrotech Subsidiary held by us or any of our Subsidiaries or (b) any Astrotech Property.

“Event of Loss” means, with respect to any property or asset, any (1) loss, destruction or damage of such property or asset or (2) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

“Net Cash Proceeds” means, with respect to any Astrotech Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to us or Astrotech), net of (i) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel and investment banks) related to such Astrotech Sale, (ii) provisions for all taxes payable as a result of such Astrotech Sale, and (iii) amounts required to be paid to any person (other than us or Astrotech) owning a beneficial interest in the Property subject to the Astrotech Sale.

“Permitted Lien” means, without duplication:

(A)	Liens existing as of the Issue Date;

(B)	Liens securing Refinancing Indebtedness incurred to refinance any Indebtedness that was previously so secured in a manner no more adverse to the holders of the exchange notes than the terms of the Liens securing such Indebtedness refinanced, and provided that the Indebtedness secured is not increased and the Lien is not extended to any additional assets or property that would not have been security for the Indebtedness refinanced;

(C)	Liens imposed by governmental authorities for taxes, assessments or other charges not yet subject to penalty or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on our books in accordance with GAAP;

(D)	Liens securing the performance of bids, trade contracts (other than borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(E)	Liens securing Acquired Indebtedness existing at the time of the consummation of such acquisition provided, that such Liens extend only to the Property that was subject to such Lien prior to such acquisition and were not created, incurred or assumed in contemplation thereof;

(F)	Liens in our favor; and

(G)	Liens resulting from any judgment, decree, court order or award, to the extent not otherwise resulting in an event of default and any Liens that are required to perfect or enforce any rights in any administrative, arbitration or other court proceedings.

“Property” means, with respect to any person, any interest of such person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock in any other person.

“Related Business” means the business conducted (or proposed to be conducted) by us and our Subsidiaries as of the Issue Date and any and all businesses that in the good faith judgment of our Board of Directors are related businesses.

“Senior Secured Indebtedness” means our Indebtedness that is secured by a Lien that is not otherwise prohibited by the new indenture.

RISK FACTORS

The following risk factor, appearing on page 25 of the prospectus under “–Risks Related to the Exchange Notes”, is hereby amended in its entirety to read as follows:

A single beneficial owner will own more than a majority of the exchange notes. The exchange notes controlled by this owner will be convertible into greater than approximately 49.1% of our common stock.

SMH Capital Advisors, Inc., is a registered investment advisor who currently has been given discretionary authority to sell, tender or exchange an aggregate principal amount of $40,366,000 of the outstanding notes by the beneficial owners of those outstanding notes. While SMH Capital Advisors’ ability to control the outstanding notes under its management is subject to certain limitations, including any specific directions of any beneficial owner relating to those outstanding notes or the transfer of such outstanding notes out of the account managed by SMH Capital Advisors, SMH Capital Advisors has previously expressed its intent to tender all outstanding notes under the prior terms of the exchange offer under its management at the time of the closing of the exchange offer. If all outstanding notes are tendered and validly accepted, then SMH Capital Advisors will control, on behalf of its clients, approximately 63.8% of the then outstanding exchange notes and, as such, would be able to control the outcome of matters submitted to the holders of exchange notes for approval that do not require the approval of all holders, including certain amendments to the terms of the notes or waivers of certain defaults.

Furthermore, if all of the exchange notes were converted into our common stock and all shares of our preferred stock were converted into our common stock at a conversion price of $1.50 per share, including those under management by SMH Capital Advisors, then SMH Capital Advisors would have the ability, on behalf of its clients and subject to certain limitations, to vote approximately 49.1% of our shares of common stock and, as such, would have the ability, to a significant extent, to affect the outcome of all matters required to be submitted to our shareholders for approval, including decisions relating to the election of directors and our ability to be acquired and other significant corporate transactions.

The following risk factor should be added under the heading “–Risks Related to the Exchange Notes”:

The indenture governing the exchange notes will contain a covenant restricting our ability to sell or place liens upon our Astrotech subsidiaries or their assets, which may adversely affect sources of capital available to us and our ability to meet our obligations.

The indenture governing the exchange notes will contain a covenant that requires us to apply the proceeds from the disposition of Astrotech Space Operations, Inc. and Astrotech Florida Holdings, Inc. or their respective assets prior to the repayment of the outstanding notes towards repayment of our senior secured indebtedness, our revolving credit facility and the exchange notes. In addition, we will be restricted in our ability to use these subsidiaries and any of their assets as collateral to secure any new indebtedness. We believe that the assets of these subsidiaries, particularly their real property assets, comprise a substantial part of the value of the assets that we own. If the exchange offer is completed and only the minimum aggregate principal amount of outstanding notes are tendered, then approximately $12,650,000 of the outstanding notes will remain outstanding and will be due and payable in October 2007. We cannot give any assurance that our cash flows will be adequate to repay those notes when they become due. A default on our repayment of any remaining outstanding notes would cause an event of default under the exchange notes. Because the restrictions in the new indenture will limit our ability to use our Astrotech subsidiaries and their assets as a source of liquidity, these restrictions could adversely affect our ability to meet our obligations, including our obligations with respect to any outstanding notes that are not tendered in the exchange offer.

COMPANY INFORMATION

We filed our Annual Report on Form 10-K for the fiscal year ended June 30, 2005 on September 22, 2005, and an amendment to our Annual Report on October 5, 2005, and current reports on Form 8-K on September 30, 2005, October 5, 2005 and October 11, 2005. This information is incorporated by reference into the original prospectus. See “Where You Can Find More Information”. Our ratio of earnings to fixed charges, as described in “Ratio of Earnings to Fixed Charges” in the original prospectus, for the year ended June 30, 2005 was x1.81. On October 18, 2005, the last reported sale price of our common stock on The NASDAQ National Market was $0.98.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement is part of a registration statement that we have filed with the SEC on July 21, 2005. You should read this prospectus supplement and the information incorporated by reference, including the exhibits to the registration statement.

We file annual, quarterly, and current reports; proxy statements; and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Our filings are located in the EDGAR database on that website. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

All of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports as well as other filings we make pursuant to Section 13(a) and 15(d) of the Securities Exchange Act of 1934 are also available free of charge through our Internet website. The address of our Internet website is www.spacehab.com. Our SEC filings are available through our website as soon as reasonably practicable after they are electronically filed or furnished to the SEC. However, information on our website is not incorporated by reference.

We “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that was filed prior to the date of this prospectus that is updated or superceded by information contained in this prospectus is considered a part of this prospectus only as so updated or superceded. Information that we later file with the SEC will automatically update and supersede the information contained in this prospectus and the documents incorporated by reference. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate this offering:

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2005, filed on September 22, 2005, as amended on October 5, 2005;

•	Our Current Reports on Form 8-K filed on and September 30, 2005, October 5, 2005 and October 11, 2005 (to the extent these items were “filed” with the SEC and not “furnished”);

•	Our Proxy Statement on Schedule 14A for our 2004 Annual Meeting filed on October 28, 2004; and

•	The description of our common stock, no par value per share, contained in our Registration Statement on Form S-1 filed on October 5, 1995.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. You may request a copy of this information at no cost by writing or telephoning us at the following address and telephone number: Attention: Investor Relations, SPACEHAB, Incorporated, 12130 State Highway 3, Building 1, Webster, Texas 77598, telephone: (713) 558-5000.

The exchange offer and consent solicitation is expected to expire at 5:00 p.m., New York City time, on November 16, 2005 and you must make your exchange decision by this expiration date. To obtain timely delivery of the requested information, you must request this information by November 7, 2005 or the date that is no later than five business days before the expiration date.

In making your decision regarding participation in the exchange offer and consent solicitation, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. We are not making an offer of these securities in places where offers and sales are not permitted. You should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus supplement, or that information incorporated by reference into this prospectus supplement is accurate as of any date other than the date such information was filed with the SEC. Our business, financial condition, results of operations, and prospects may have changed since that date.

The Exchange Agent for the exchange offer and consent solicitation is:

Wachovia Bank, National Association

Customer Information Center

Corporate Trust Operations-NC1153

1525 West W.T. Harris Boulevard – 3C3

Charlotte, NC 28262-1153

Attention: Marsha Rice

Telephone: (704) 590-7413

Facsimile: (704) 590-7628

The Information Agent for the exchange offer and consent solicitation is:

CapitalBridge

111 River Street, 10th Floor

Hoboken, NJ 07030

Attention: Aaron Dougherty

Telephone: (877) 746-3583 (toll-free)

(201) 499-3500

Facsimile: (201) 499-3600

The Co-Dealer Managers for the exchange offer and consent solicitation are:

Jefferies & Company, Inc. 520 Madison Avenue New York, New York 10022 Attn: Henry Hsu Telephone: (212) 284-1723 Facsimile: (212) 284-2114	and	Sanders Morris Harris 600 Travis, Suite 3100 Houston, Texas 77002 Attn: William E. Page Telephone: (713) 220-5143 Facsimile: (713) 250-4294